# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vulcan Infrastructure and Power Inc., CIK 0001844971
CUSIP: 39531G308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Date of event which requires filing of this statement: 07/19/2026
Filed by CIK 0001880358
Persons authorized to receive notices and communications: Michael O'Donnell, Esq., Atlas FRM LLC, 100 Northfield Street, Greenwich, Connecticut (CT), 06830, (203) 622-9138; Steven A. Seidman, Esq., Willkie Farrr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Mark A. Cognetti, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Laura H. Acker, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000

## Reporting persons
- Atlas Capital Resources (A9) LP (CIK 0001880358): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,913,566; sole dispositive power 0; shared dispositive power 2,913,566; aggregate amount beneficially owned 2,913,566 (16.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 1,920,266 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 993,300 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer and assuming conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources (A9-Parallel) LP (CIK 0001880372): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,046,176; sole dispositive power 0; shared dispositive power 1,046,176; aggregate amount beneficially owned 1,046,176 (5.8% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 689,512 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 356,664 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer and assuming conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources (P) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 106,592; sole dispositive power 0; shared dispositive power 106,592; aggregate amount beneficially owned 106,592 (0.6% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 70,253 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 36,339 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer and assuming conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- GGH Bridge Investment LP (CIK 0001963983): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 119,048; sole dispositive power 0; shared dispositive power 119,048; aggregate amount beneficially owned 119,048 (0.7% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer and assuming conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital GP LP (CIK 0001882313): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,185,382; sole dispositive power 0; shared dispositive power 4,185,382; aggregate amount beneficially owned 4,185,382 (23.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 2,680,031 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 1,505,351 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer and assuming conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources GP LLC (CIK 0001882294): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,185,382; sole dispositive power 0; shared dispositive power 4,185,382; aggregate amount beneficially owned 4,185,382 (23.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 2,680,031 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 1,505,351 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer and assuming conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Andrew M. Bursky (CIK 0000905112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,185,382; sole dispositive power 0; shared dispositive power 4,185,382; aggregate amount beneficially owned 4,185,382 (23.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 2,680,031 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 1,505,351 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer and assuming conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Timothy J. Fazio (CIK 0001394403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,185,382; sole dispositive power 0; shared dispositive power 4,185,382; aggregate amount beneficially owned 4,185,382 (23.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 2,680,031 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 1,505,351 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer and assuming conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Vulcan Infrastructure and Power Inc.
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Comment: This Amendment No. 5 ("Amendment No. 5") amends the Schedule 13D filed on January 31, 2023 (the "Original Schedule 13D" and, as amended, the "Schedule 13D"), as supplemented by that Amendment No. 1, filed on January 24, 2025, as supplemented by that Amendment No. 2, filed on July 7, 2025, as supplemented by that Amendment No. 3, filed on January 12, 2026, as supplemented by that Amendement No. 4, filed on July 8, 2026 ("Amendment No. 4") and relates to Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Vulcan Infrastructure and Power Inc., a Delaware corporation (f/k/a Greenidge Generation Holdings Inc.) (the "Issuer"), having its principal executive offices at 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York 14534. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 5. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

On July 19, 2026, Atlas GREE Investment Holdco LLC, a Delaware limited liability company and an affiliate of the Reporting Persons ("Purchaser"), entered into a subscription agreement (the "Subscription Agreement") with the Issuer, pursuant to which Purchaser has agreed to purchase, 2,923,976 shares (the "Shares") of the Issuer's Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), at a price per share of $1.71, for an aggregate purchase price of $5,000,000, in a private placement (the "Private Placement"). The closing of the Private Placement is subject to the satisfaction or waiver of certain customary conditions.

In connection with the closing of the Private Placement, pursuant to an Investor Rights Agreement to be entered into between the Issuer and Purchaser (or its permitted assigns) (the "Investor Rights Agreement"), the Issuer's board of directors (the "Board") will be reconstituted to consist of ten (10) members, including four (4) directors nominated by Purchaser, and following the receipt of certain regulatory approvals, the size of the Board will be reduced to eight (8) members, including one (1) director nominated by Purchaser and one (1) independent director identified by Purchaser (subject to the consent of the Issuer and another investor). Pursuant to the Investor Rights Agreement, following the Issuer's 2027 annual meeting of stockholders, if Purchaser and its affiliates collectively beneficially own at least 7.5% of the outstanding Class A Common Stock on a fully diluted basis, Purchaser will have the right to nominate two (2) directors and if such ownership is less than 7.5% but at least 5.0%, Purchaser will have the right to nominate one (1) director. In addition, the Investor Rights Agreement will provide Purchaser with certain other rights so long as it maintains certain share ownership thresholds, including the right to have an Atlas director serve on the capital committee of the Board, the right to appoint a non-voting Board observer, a right to purchase its pro rata share of issuances of equity or securities convertible or exchangeable for equity of the Issuer (subject to certain exceptions), and customary registration rights. Under the Investor Rights Agreement Purchaser will also be entitled to project-level acquisition fees and/or promote incentives, to be paid in the form of cash or shares of Class A Common Stock, for certain post-closing services provided to the Issuer, subject to arm's-length terms and required approvals.

The foregoing description of the Private Placement, Subscription Agreement and Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which is filed as Exhibit 99.3 to this Amendment No. 5 and the form of Investor Rights Agreement, which is filed as Exhibit 99.4 to this Amendment No. 5.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Class A Common Stock outstanding contained herein are based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026, according to information provided by the Issuer and assume conversion of all of the 2,680,031 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 4,185,382 shares of Class A Common Stock (assuming the conversion of all of the 2,680,031 Shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate), representing in the aggregate approximately 23.1% of the outstanding shares of Class A Common Stock (assuming conversion of all of the 2,680,031 Shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate).

(i) ACR9 has shared voting and dispositive power over 1,920,266 shares of Class B Common Stock and 993,300 shares of Class A Common Stock, representing approximately 16.1% of the outstanding shares of Class A Common Stock on an as-converted basis;

(ii) ACR Parallel has shared voting and dispositive power over 689,512 shares of Class B Common Stock and 356,664 shares of Class A Common Stock, representing approximately 5.8% of the outstanding shares of Class A Common Stock on an as-converted basis;

(iii) ACR P has shared voting and dispositive power over 70,253 shares of Class B Common Stock and 36,339 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock on as as-converted basis;

(iv) GGH LP has shared voting and dispositive power of 119,048 shares of Class A Common Stock, representing approximately 0.7% of the outstanding shares of Class A Common Stock;

(v) ACR GPLP, by virtue of its status as the general partner of each of ACR9, ACR Parallel, ACR P and GGH LP, has shared voting and dispositive power of 1,505,351 shares of Class A Common Stock and 2,680,031 shares of Class B Common Stock, representing in the aggregate approximately 23.1% of the outstanding shares of Class A Common Stock on an as-converted basis;

(vi) ACR GP, by virtue of its status as the general partner of ACR GPLP, has shared voting and dispositive power of 1,505,351 shares of Class A Common Stock and 2,680,031 shares of Class B Common Stock, representing in the aggregate approximately 23.1% of the outstanding shares of Class A Common Stock on an as-converted basis;

(vii) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP, has shared voting and dispositive power of 1,505,351 shares of Class A Common Stock and 2,680,031 shares of Class B Common Stock, representing in the aggregate approximately 23.1% of the outstanding shares of Class A Common Stock on an as-converted basis.
Number of shares as to which each person has sole or shared power to vote or dispose: See above for (a) and (b).
Transactions in the class effected during the past sixty days: Except as described in Item 3 of Amendment No. 4, the Reporting Persons have not effected any transaction with respect to the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Amendment No.5 is incorporated by reference into this Item 6.
The description of the Private Placement, Subscription Agreement and Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which is filed as Exhibit 99.3 to this Amendment No. 5 and the form of Investor Rights Agreement, which is filed as Exhibit 99.4 to this Amendment No. 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.3 - Subscription Agreement, dated as of July 19, 2026, by and between Atlas GREE Investment Holdco LLC and Greenidge Generation Holdings Inc. (incorporated herein by reference to the Subscription Agreement filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed by the Issuer on July 20, 2026 with the Securities and Exchange Commission ).

Exhibit 99.4 - Form of Investor Rights Agreement (incorporated herein by reference to the Form of Investor Rights Agreement filed as Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed by the Issuer on July 20, 2026 with the Securities and Exchange Commission).

## Signatures
- Atlas Capital Resources (A9) LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP, LLC, its general partner (07/20/2026)
- Atlas Capital Resources (A9-Parallel) LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner (07/20/2026)
- Atlas Capital Resources (P) LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner (07/20/2026)
- GGH Bridge Investment LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner (07/20/2026)
- Atlas Capital GP LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital Resources GP LLC, its general partner (07/20/2026)
- Atlas Capital Resources GP LLC: By: /s/ Timothy J. Fazio, Managing Partner (07/20/2026)
- Andrew M. Bursky: /s/ Andrew M. Bursky, Andrew M. Bursky (07/20/2026)
- Timothy J. Fazio: /s/ Timothy J. Fazio, Timothy J. Fazio (07/20/2026)